PUBLIC

[redacted]

10026781

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66955

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING Jan 1, 2009 (MM/DD/YY) AND ENDING Dec 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Goodbody Securities Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

405 Park Avenue
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JANINE LECKRONE 212-515-6812
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

1 Harbormaster Place, IFSC, Dublin 1 Ireland
(Address) (City) (State) (Zip Code)

SEC
Mail Processing
Section
FEB 2 4 2010
Washington, DC
122

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/5/2010

OATH OR AFFIRMATION

I, JANINE LECKRONE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GOODBODY SECURITIES INCORPORATED, as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

SENIOR VICE PRESIDENT & TREASURER

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SARAH DI STEFANO
Notary Public, State of New York
No. 24-4779636
Qualified in Kings County
Certificate Filed in New York County
Commission Expires 2/03/2014

Goodbody Securities Incorporated
Statement of Financial Condition
December 31, 2009
(With Independent Auditors' Report Thereon)

TABLE OF CONTENTS

KPMG

KPMG
Chartered Accountants
1 Harbourmaster Place
IFSC
Dublin 1
Ireland

Independent Auditors' Report

Board of Directors
Goodbody Securities Incorporated

We have audited the accompanying statement of financial condition of Goodbody Securities Incorporated (the "Company") as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Goodbody Securities Incorporated as of December 31, 2009, in conformity with U.S. generally accepted accounting principles.

KPMG

February 18th, 2010

STATEMENT OF FINANCIAL CONDITION
As at 31 December 2009

	2009 $
Assets	
Cash and cash equivalents	31,868,478
Failed to deliver account	836,281
Accounts receivable	797,036
Accrued interest receivable	20,958
Income tax receivable	112,183
Deferred tax asset	17,518
	33,652,454
Property and equipment, net	732
	732
Total assets	**33,653,186**
Liabilities	
Failed to receive account	794,941
Income tax payable	10,684
Accounts payable and other accrued expenses	905,164
Total liabilities	**1,710,789**
Commitments	
Stockholders equity	
Common stock, part value $0.01. Authorized 3,000 shares issued and outstanding 1 share at $0.01 per share	
Additional paid in capital	31,250,000
Retained earnings	692,397
Total stockholders equity	**31,942,397**
Total liabilities and stockholders equity	**33,653,186**

The accompanying notes are an integral part of the Statement of Financial Condition.

Notes to Statement of Financial Condition December 31, 2009

1. General Information and Summary of Significant Accounting Policies

(a) The Company

Goodbody Securities Incorporated (the "Company") was incorporated on 4th March, 2005 and is headquartered in New York. The Company is a wholly owned subsidiary of Park 54 whose ultimate parent company is Allied Irish Banks, plc ("AIB"). The Company acts as an introducing intermediary broker-dealer in transactions between an affiliate Goodbody Stockbrokers and their US Counterparties. On 24th January, 2006 the Financial Industry Regulatory Authority (FINRA) approved the application of Goodbody Securities Incorporated for membership of the FINRA and as such the Company is a registered broker dealer in securities under the Securities and Exchange Act of 1934. The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule.

(b) Basis of Preparation

This Statement of Financial Condition was prepared in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

(b) Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company does not have any off-balance sheet credit exposure related to its customers. The Company analyzes its need for an allowance for doubtful accounts and has determined that an allowance for doubtful accounts is not necessary at December 31, 2009.

(c) Property and Equipment

Property and equipment is recorded at cost. Depreciation and amortization are computed using the straight-line method over the assets' estimated useful lives as follows:

Fixtures and Fittings	10 years
Software	3 years

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts.

(d) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(e) Foreign Currencies

The Statement of Financial Condition is expressed in U.S. dollars. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars using exchange rates prevailing at the end of the year. Non-monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars using historical exchange rates.

Notes to Statement of Financial Condition December 31, 2009

2. Property and Equipment

Property and Equipment consist of the following at December 31, 2009:

	2009
Furniture and Equipment	$ 2,359
Less accumulated depreciation and amortization	$(1,627)
	$ 732

3. Income Taxes

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities at December 31, 2009 are presented below:

Deferred tax assets:	**2009**
Start-up & organizational costs, immediately deductible for financial reporting purposes and amortizable for tax purposes over 15 years	$17,679
Total gross deferred tax assets	**$17,679**
Deferred tax liabilities:	
Depreciable equipment	($161)
Total gross deferred tax liabilities	**($161)**
Net deferred tax assets	**$17,518**

A valuation allowance for deferred tax assets was not considered necessary at December 31, 2009. Management believes it is more likely than not that the Company will fully realize the total deferred income tax assets as of December 31, 2009, based upon its expected future levels of taxable income.

4. Cash and cash equivalents

Cash and cash equivalents aggregating $31,868,478 consist of cash of $256,781 and money market deposits of $31,611,697, of which $20,400,000 relates to amounts receivable from AIB Treasury. The Company considers all highly-liquid instruments with original maturities of 1 year or less at the date of purchase to be cash equivalents

5. Failed to deliver Account

	2009
Cash due re Failed trades	$ 836,281
Total Failed to deliver Account	**$ 836,281**

6. Accounts Receivable

	2009
Stock due re Failed trade	$ 794,941
Funds Accepted AIB New York	$ 2,095
Total accounts receivable	$ 797,036

Notes to Statement of Financial Condition December 31, 2009

7. Failed to Receive Account

	2009
Cash due re Failed trade	$ 794,941
Total Failed to receive	**$ 794,941**

8. Accounts Payable

	2009
Cash due re Failed trade	$ 836,281
Audit Fee payable KPMG	$ 15,127
SIPC Accrual	$ 789
Intercompany payable Park 54	$ 26,549
Intercompany Goodbodys	$ 26,418
Total Accounts Payable	**$ 905,164**

9. Net Capital

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital, as defined by the SEC Uniform Net Capital Rule 15c3-1, of $11,336,713 which was $11,086,713 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.0 to 1 at December 31, 2009.

8. Related party transactions

Corporate overhead expenses are allocated to the Company by AIB based on direct usage, headcount or volume depending on the source of the expense.

9. Subordinated Loan

The Company had a loan facility approved for $1m with an affiliate (AIB Corporate Banking Ireland) pursuant to a written subordination agreement entered into on 29th March, 2007. This agreement was terminated on 28th April 2009 following FINRA approval.

10. Commitments and Contingencies

There were no commitments and contingencies at the year end.

11. Concentrations of credit risk

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of investors. A substantial portion of the Company's transactions are executed with and on behalf on investors, including other brokers and dealers, commercial banks, U.S. governmental agencies, mutual funds, and financial institutions and are generally collateralized. The Company's exposure to credit risk associated with the non-performance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes.

12. Leases

The Company has no leases at the year end.